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                                                          EXHIBIT 20.03

                          [ZYCAD LETTERHEAD]

                                ZYCAD
                                PRESS
                               RELEASE

CONTACT INFORMATION:                               FOR IMMEDIATE RELEASE
Charleen Locke
Zycad Corporation
(510) 623-4451
char@zycad.com

       ZYCAD ANNOUNCES REDEMPTION OF ALL CONVERTIBLE PREFERRED SHARES


FREMONT, CALIF. -- AUGUST 25, 1997 -- Zycad Corporation announced today that all the convertible debentures issued in May, 1996 (see press release dated May 24, 1996) have been fully converted. Zycad has also completed the redemption of all the outstanding shares of convertible preferred stock that were issued in May, 1997.

"All of the company's convertible debentures and preferred stock have been either converted or paid in full," stated Phillips W. Smith, president and chief executive officer of Zycad Corporation. "The convertible preferred stock has created an "overhang" on Zycad common stock due to the multiple past conversions by the convertible preferred shareholders. The redemption of these preferred shares will eliminate that overhang situation. Zycad currently has approximately 35 million shares of common stock outstanding."

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, increased levels of competition, new product introductions and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission.

ZYCAD CORPORATION (OTC:ZCAD) formed GATEFIELD in August 1993 and developed the revolutionary, patented flash-based FPGA technology and architecture upon which its ProASIC family of high gate count, non-volatile reprogrammable products are built. Headquarters is based at 47100 Bayside Parkway, Fremont, CA 94538-9942. Call 800-243-7286 or 510-623-4400 or access world-wide-web at
http://www.zycad.com or http://www.gatefield.com.

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Zycad Corporation is a registered trademark and Gatefield and ProASIC are trademarks of Zycad Corporation. All other trademarks are held by their respective owners.